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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Bujold                            Serge
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Planet 411
440 Rene Levesque West
Suite 400
--------------------------------------------------------------------------------
                                    (Street)

Montreal, Quebec                    Canada              H2Z 1V7
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Planet411.com Inc.              PFOO
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

January 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman, CEO and President
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)
                                                                 SEC 1474 (8-92)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
2001 Senior         $0.1875  1/9/01   J(1)      3,844,843(1)   1/24/01  1/3/11  Common  3,844,843  N/a     1,713,417  D       N/a
Officers Option                                                  (1)      (2)   Stock      (1)              (3)
Plan - Options
to Purchase Common
Stock
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====================================================================================================================================

Explanation of Responses:

(1) In connection with the issuer's option grant to Cash Card, Inc. described in the issuer's Form 8-K dated February 8, 2001, and as required by Cash Card, the reporting person was granted an option to acquire such number of authorized but unissued shares as would result in the reporting person owning 3% of the authorized and issued shares of the issuer on a fully diluted (post-exercise) basis. This option was granted pursuant to the issuer's 2001 Senior Officers Option Plan, which was adopted on January 3, 2001. The options vested on January 24, 2001. At the time of issuance, with respect to all but 1,713,417 of the shares then subject to this option, the option could only have been exercised if and when Cash Card, Inc. exercised its option to acquire 76,896,851 shares of the issuer's common stock for an aggregate of $6,000,000. That option was granted to Cash Card on January 24, 2001, and was exercisable immediately, subject to the performance by Cash Card of its obligations thereunder.

(2) The options have a term of ten years. However, as described in note (3) below, a portion of the options effectively expired when Cash Card failed to fulfill its obligations under its option.

(3) The original number of shares subject to the option was 3,844,843, exclusive of 1,425,000 shares of the issuer's common stock upon the exercise of options granted to the reporting person under the issuer's 2000 Stock Option Plan. Because Cash Card forfeited its rights under its option in early February, the number of shares of common stock subject to the reporting person's option was thereafter decreased to reflect a 3% interest in a lower total number of shares (on a fully-diluted basis). The total balance provided above gives effect to the mid-February default by Cash Card.



/s/ Serge Bujold                                                 2/28/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
SERGE BUJOLD

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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